United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 26 September 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D ☐

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5 November 2025

COCA-COLA EUROPACIFIC PARTNERS

Trading Update for the Third Quarter ended 26 September 2025 & Interim Dividend Declaration

Solid third quarter; reaffirming full-year guidance

					Change vs 2024
		Revenue	Volume (UC)[2]	Revenue per UC[1],[2],[3]	Comparable Volume[1]	Revenue per UC[1],[2],[3]	FXN[1],[3] revenue	Revenue
Q3 2025	Europe	€4,194m	701m	€6.01	0.9%	3.4%	4.2%	3.8%
	APS	€1,216m	311m	€4.23	(0.6)%	0.3%	(0.2)%	(7.7)%
	CCEP	€5,410m	1,012m	€5.46	0.4%	2.7%	3.2%	1.0%

YTD 2025	Europe	€11,665m	1,947m	€5.99	0.1%	3.9%	3.0%	3.1%
	APS	€4,019m	997m	€4.23	11.5%	(1.6)%	9.1%	3.9%
	CCEP	€15,684m	2,944m	€5.39	3.7%	1.7%	4.5%	3.3%

					Change vs 2024
		Adjusted comparable revenue[4]	Adjusted comparable volume (UC)[4]	Adjusted comparable revenue per UC[4]	Adjusted comparable volume[4]	Adjusted comparable revenue per UC[4]	Adjusted comparable FXN revenue[4]	Adjusted comparable revenue[4]
Q3 2025	Europe	€4,194m	701m	€6.01	0.9%	3.4%	4.2%	3.8%
	APS	€1,216m	311m	€4.23	(0.6)%	0.3%	(0.2)%	(7.7)%
	CCEP	€5,410m	1,012m	€5.46	0.4%	2.7%	3.2%	1.0%

YTD 2025	Europe	€11,665m	1,947m	€5.99	0.1%	3.9%	3.0%	3.1%
	APS	€4,019m	997m	€4.23	0.8%	2.3%	2.1%	(2.8)%
	CCEP	€15,684m	2,944m	€5.39	0.3%	3.4%	2.7%	1.5%

Damian Gammell, Chief Executive Officer, said:
“2025 continues to be a solid year for CCEP, reflecting our great brands, great people, great execution and strong relationships with our brand partners and customers. We’ve delivered another quarter of volume growth in Europe, despite softer consumer demand. We continue to drive underlying growth in APS, excluding portfolio changes in Australia, and despite macro driven challenges in Indonesia.
“We’re leading the way in creating value for our customers and growing share ahead of the market, delivering solid gains in revenue per unit case through effective revenue and margin growth management, balancing premiumisation with affordability.

"Although the global macroeconomic environment remains volatile, we remain resilient, operating in attractive and growing categories. We have strong plans for the rest of the year and beyond, including exciting collaborations with the English Premier League and Star Wars.

"Our performance, coupled with our continued focus on productivity, is driving strong and profitable cash generation, supporting record investment in future growth, a growing dividend and ongoing share buybacks. We’re pleased to reaffirm our full-year guidance and remain confident we have the right strategy, done sustainably, to deliver on our mid-term growth objectives."

Comparable volume movements adjust for the impact of selling day movements, with two fewer selling days in Q1’25 versus Q1’24
All footnotes included after the ‘About CCEP’ section

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Q3 & YTD HIGHLIGHTS[1],[4]
Volume & revenue
Q3 Reported Revenue +1.0%; Adjusted Comparable FXN +3.2%[4]
YTD Reported Revenue +3.3%; Adjusted Comparable FXN +2.7%[4]
•Delivered more revenue growth for our retail customers YTD than any of our FMCG peers[5] in the growing NARTD category (YTD +6%)
•NARTD YTD value share[5] gains +20 bps across measured channels
•Transactions in Q3 slightly lower than volume reflecting weather affected Philippines performance & weaker consumer sentiment in Europe
•Q3 Adjusted Comparable Volume +0.4%[4];YTD +0.3%[4]
◦By geography:
▪Europe +0.9% reflecting solid in-market execution & favourable summer weather with particular outperformance in GB, Coca-Cola Zero Sugar & Energy with continued growth in AFH
▪APS -0.6% reflecting:
•Australia/Pacific: low single-digit volume growth in New Zealand & Pacific Islands; mid single-digit volume & high single-digit revenue growth in AP excluding impact of the exit from Suntory alcohol distribution
•Southeast Asia: low single-digit decline with Philippines broadly flat reflecting impact of flooding & high single-digit decline in Indonesia (Q2'25: double-digit decline) largely reflecting a weaker consumer & macroeconomic backdrop
◦By channel: AFH -0.4%, Home +1.7%
▪Europe: AFH +0.7% (YTD: +0.9%), Home +1.0% (YTD: -0.4%)
▪APS: AFH -1.8% (YTD: -0.7%), Home +5.3% (YTD: +5.1%)
•Q3 adjusted comparable revenue per unit case +2.7%[2],[3],[4] reflecting positive headline pricing, promotional optimisation & positive pack mix
•Europe: +3.4% reflecting headline price increases & favourable brand mix
•APS: +0.3% reflecting headline price increases offset by the exit of Suntory alcohol distribution in Australia (which generated a significantly higher revenue per unit case than NARTD)

Dividend
•Second half interim dividend per share of €1.25 (payable on 3 December 2025 to those shareholders of record on 14 November 2025)
•Resulting in full-year dividend per share of €2.04 maintaining annualised total dividend payout ratio of approximately 50%[7]

Other
•Jefferies International Limited appointed joint Corporate Brokers to act alongside existing brokers BNP Paribas & Deutsche Bank
•Sustainability highlights:
◦Seventh consecutive year ‘A’ CDP supplier engagement rating for global supply
◦Continued progress on collection in APS, with new schemes & partnerships in Australia, Papua New Guinea & Tonga

Year on year volume movements are disclosed on a comparable & adjusted comparable basis which (i) assumes the acquisition of Coca-Cola Beverages Philippines, Inc occurred at the beginning of the comparative period & (ii) YTD volumes adjust for the impact of two fewer selling days in Q1’25 versus Q1’24. Excluding selling days adjustment, YTD volumes were CCEP -0.7% (Europe -0.9%, APS -0.3%)

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FY25 GUIDANCE[1],[4]
Outlook for FY25 reflects our current assessment of market conditions. Unless stated otherwise, guidance is on an adjusted comparable[4] & FX-neutral basis.

(Based on current spot rates, FX represents a full year headwind of ~180 basis points to revenue & ~200 basis points to operating profit)

Revenue: growth of 3% to 4%
•Two fewer selling days in Q1’25 vs Q1’24
•One additional selling day in Q4’25 vs Q4’24
Cost of sales per UC: comparable growth of ~2.5% (previously ~2%)
•Expect broadly flat commodity inflation (hedge coverage >95%)
•Concentrate directly linked to revenue per UC through incidence pricing
Operating profit: growth of ~7%
Comparable effective tax rate: ~26%
CAPEX: ~5% of revenue (incl. leases)
Comparable free cash flow: at least €1.7bn
Dividend payout ratio: ~50%[7] based on comparable EPS
Share buyback: €1bn to complete during calendar year ‘25 (previously over 12 months from February 2025 with ~€809m completed to date)[14]

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Q3 & YTD Revenue Performance by Geography[1]
All values are unaudited and all references to volumes are on a comparable basis for Europe and Australia / Pacific, and on an adjusted comparable basis for SEA.
All changes are versus prior year equivalent period unless stated otherwise.

	Q3			YTD
			Fx-neutral			Fx-neutral
	€ million	% change	% change	€ million	% change	% change
FBN[8]	1,379	6.2%	5.9%	4,051	4.6%	4.4%
Germany	832	1.0%	1.0%	2,379	0.6%	0.6%
Great Britain	918	5.9%	8.4%	2,615	6.3%	6.2%
Iberia[9]	1,065	1.3%	1.3%	2,620	0.0%	0.0%
Total Europe	4,194	3.8%	4.2%	11,665	3.1%	3.0%
Australia / Pacific[11]	739	(8.3)%	0.1%	2,352	(2.7)%	3.5%
Southeast Asia[4],[12]	477	(6.8)%	(0.6)%	1,667	(2.9)%	0.1%
Total APS[4]	1,216	(7.7)%	(0.2)%	4,019	(2.8)%	2.1%

Total CCEP	5,410	1.0%	3.2%	15,684	1.5%	2.7%

FBN[8]
•Low single-digit volume increase in Q3 driven by the Nordics; France, Benelux & Netherlands broadly flat.
•Volumes driven by growth in Coca-Cola Zero Sugar, Sprite (new listings in France) & Monster, which continues to outperform across all markets supported by innovation & new listings in the Netherlands; offsetting impact of French sugar tax increase in March.
•YTD revenue/UC[10] growth reflects headline price increases, positive pack mix & brand mix from growth of Energy.

Germany
•Low single-digit volume decline in Q3 with strong growth of Coca-Cola Zero & Monster more than offset by decline in Coca-Cola Original Taste & Fanta.
•Volume decline driven by softer consumer demand with deeper focus on affordability & value for money. Q3 AFH volumes down mid single-digit.
•YTD revenue/UC[10] growth driven by headline price increase, supported by positive pack mix from growth of cans & decline in large PET.

Great Britain
•Mid single-digit volume increase in Q3 driven by growth in Home & AFH, supported by better weather during key summer months.
•Double-digit volume increase in Monster, Sprite & Dr. Pepper, with overall growth in Coca-Cola TM driven by growth in Zero Sugar & Diet Coke supported by great activation & promo activity.
•Strong performance in ARTD driven by growth of multipacks in Home channel.
•YTD revenue/UC[10] growth reflects headline price increase & positive brand mix supported by the growth of Monster.

Iberia[9]
•Volume in Q3 broadly flat with growth in Portugal offsetting small decline in Spain.
•Fuze Tea strengthening leadership position in RTD tea category as transition from Nestea progresses ahead of plan. Excluding RTD tea, total volumes up low single-digit.
•Continued strong growth in Monster & in Sports driven by Aquarius. Body Armor introduced towards end of Q3 in Spain.
•YTD revenue/UC[10] growth driven by headline price increase.

Australia / Pacific[11]
•Low single-digit volume increase in Q3 driven by growth in PNG & New Zealand, more than offsetting the impact of exit of Suntory alcohol distribution in Australia. Excluding alcohol, volumes & revenue up mid & high single-digits respectively.
•New multi-year agreement for distribution of Bacardi premium spirits & ARTD brands in Australia to start in Q4’25.
•Strong growth in Coca-Cola Zero Sugar & continued improvement in performance of Diet Coke driving volume growth in overall Coca-Cola TM.
•Fanta continued to perform well supported by great execution & the Q1 launch of Fanta Lemon in Australia.
•Energy volumes grew double-digit supported by the launch of Ultra Vice Guava, alongside continued growth in original Ultra White.
•Lower Q3 revenue/UC[10] driven by Suntory exit, with YTD growth driven largely by headline price increases & pack mix benefit from continued growth of mini cans up around 10%.

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Southeast Asia[4],[12]
•Q3 volumes in the Philippines were broadly flat, reflecting the impact of typhoon related flooding which significantly disrupted distribution during July & August. Excluding this impact, volumes were broadly in-line with our expectations, with growth in September supported by a good start for Lift & Royal Tru Strawberry, both launched during Q3.
•The Q3 rate of decline in Indonesia eased versus Q2 (reflecting an improved performance in sparkling), though volumes continued to reflect a weaker consumer & macroeconomic backdrop.
•Revenue/UC[10] growth reflects headline price increases in the Philippines implemented during Q4 last year.

Q3 & YTD Volume Performance by Category[1],[4],[6]
All values are unaudited & all references to volumes are on an adjusted comparable basis. All changes are versus prior year equivalent period unless stated otherwise.

	Q3		YTD
	% of Total	% Change	% of Total	% Change
Coca-Cola®	58.4%	0.1%	58.8%	0.3%
Flavours & Mixers	21.3%	(0.7)%	21.6%	(1.1)%
Water, Sports, RTD Tea & Coffee[13]	12.5%	(1.7)%	11.9%	(0.9)%
Other inc. Energy	7.8%	10.5%	7.7%	7.6%
Total	100.0%	0.4%	100.0%	0.3%

Coca-Cola®
Q3: +0.1%; YTD: +0.3%
•Great activation & execution of new English Premier League campaign & Star Wars collaboration across our markets.
•Coca-Cola Original Taste Q3 -2.6% (YTD: -1.6%), supported by new campaigns, with benefit offset by decline in France, Germany & slower growth in the Philippines.
•Coca-Cola Zero Sugar Q3 +6.3% (YTD: +5.3%) with growth in both Europe & APS.
•Continued improvement in Diet Coke; broadly flat in Q3.

Flavours & Mixers
Q3: -0.7%; YTD: -1.1%
•Sprite Q3 +4.2% (YTD: +0.7%) supported by new listings in GB & FBN.
•Fanta Q3 -3.4% (YTD: -2.8%) driven by decline in Germany & the Philippines. New Halloween horror collection campaign activated towards end of period.
•Continuing double-digit volume increase for Dr. Pepper in GB driven by new Cherry Crush variant.

Water, Sports, RTD Tea & Coffee[13]
Q3: -1.7%; YTD: -0.9%
•Water Q3 +2.4% (YTD: +3.2%) driven by Wilkins Pure in the Philippines, Aquabona in Iberia & Chaudfontaine in FBN.
•Q3 Sports +3.8% (YTD: +3.2%) driven by continued growth of Aquarius in Spain, following the launch of new Red Peach variant earlier in the year.
•Q3 RTD Tea & Coffee -15.5% (YTD: -13.6%) driven by Frestea decline in Indonesia & transition from Nestea to Fuze Tea in Spain (though ahead of plan).

Other inc. Energy
Q3: +10.5%; YTD: +7.6% (+13.8% exc. Juices)
•Impressive growth in Energy with Q3 +24.0% (YTD: +17.8%) supported by success of new launches e.g. Lando Norris, Ultra Vice & continued strength of original variants e.g. Green & Zero Ultra. Energy share +180bps YTD.
•Ongoing rollout of ARTD portfolio continues to perform strongly in Europe. New Bacardi spirits distribution in Australia from Q4, with Bacardi & Coke ARTD launched in Q3.

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Conference Call
•5 November 2025 at 12:00 GMT, 13:00 CET & 7:00 a.m. EST; accessible via www.cocacolaep.com
•Replay & transcript will be available at www.cocacolaep.com as soon as possible

Dividend
•The CCEP Board of Directors declared a second half interim dividend of €1.25 per share. The interim dividend is payable on 3 December 2025 to those shareholders of record on 14 November 2025.
•CCEP will pay the interim dividend in euros to holders of shares on Euronext Amsterdam, the Spanish Stock Exchanges & London Stock Exchange. Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 GMT on 5 November 2025. This translated amount will be posted on our website here: https://ir.cocacolaep.com/shareholder-information-and-tools/dividends

Financial Calendar
•Q4 & FY 2025 Results: 17 February 2026
•Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

Contacts

Investor Relations
Sarah Willett	Matt Sharff	Dimitar Todorchev
sarah.willett@ccep.com	msharff@ccep.com	dtodorchev@ccep.com

Media Relations Contacts
mediaenquiries@ccep.com

About CCEP
Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move & sell some of the world’s most loved brands – serving nearly 600 million consumers & helping over 4 million customers across 31 countries grow.

We combine the strength & scale of a large, multi-national business with an expert, local knowledge of the customers we serve & communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange & on the Spanish Stock Exchanges, & a constituent of both the Nasdaq 100 & FTSE 100 indices, trading under the symbol CCEP (ISIN No.GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn
___________________
1.Refer to ‘Note Regarding the Presentation of Adjusted financial information & Alternative Performance Measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable & reported to adjusted comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Comparable & FX-neutral
4.Non-IFRS adjusted comparable financial information as if the acquisition of Coca-Cola Beverages Philippines, Inc (CCBPI) occurred at the beginning of 2024 for illustrative purposes only. It does not intend to represent the results had the acquisition occurred at the dates indicated or project the results for any future dates or periods. Acquisition completed on 23 February 2024. Prepared on a basis consistent with CCEP IFRS accounting policies & includes acquisition accounting adjustments for the period 1 January to 23 February. Refer to ‘Note Regarding the Presentation of Adjusted financial information & Alternative Performance Measures’ for further details.
5.External data sources: Nielsen & IRI Period 9 YTD
6.Reflects selling day shift with 2 fewer selling days YTD’25 versus YTD’24. Excluding the selling days adjusted volumes were CCEP -0.7% (Europe -0.9%, APS -0.3%)
7.Dividends subject to Board approval
8.Includes France, Monaco, Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
9.Includes Spain, Portugal & Andorra
10.Revenue per unit case
11.Includes Australia, New Zealand, the Pacific Islands & Papua New Guinea
12.Includes Philippines & Indonesia
13.RTD refers to ready to drink
14.As of 28 October 2025

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute "forward-looking statements" concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words "ambition", "target", "aim", "believe", "expect", "intend", "estimate", "anticipate", "project", "plan", "seek", "may", "could", "would", "should", "might", "will", "forecast", "outlook", "guidance", "possible", "potential", "predict", "objective" and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially. Forward-looking statements are based upon various assumptions as well as CCEP's historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. Factors that, in CCEP's view, could cause such actual results to differ materially from forward looking statements include, but are not limited to, those set forth in the "Risk Factors" section of CCEP's 2024 Annual Report on Form 20-F filed with the SEC on 21 March 2025 and subsequent filings, including, but not limited to: changes in the marketplace; changes in relationships with large customers; adverse weather conditions; importation of other bottlers' products into our territories; deterioration of global and local economic and political conditions; uncertainty and volatility from the impact and extent of actual and promised tariff adjustments; increases in costs of raw materials; changes in interest rates or debt rating; deterioration in political unity within the European Union; defaults of or failures by counterparty financial institutions; changes in tax law in countries in which we operate; additional levies of taxes, including tariff adjustments; legal changes in our status; waste and pollution, health concerns perceptions, and recycling matters related to packaging; global or regional catastrophic events; cyberattacks against us or our customers or suppliers; technology failures; initiatives to realise cost savings; calculating infrastructure investment; executing on our acquisition strategy; costs, limitations of supplies, and quality of raw materials; maintenance of brand image and product quality; managing workplace health, safety and security; water scarcity and regulations; climate change and legal and regulatory responses thereto; other legal, regulatory and compliance considerations; anti-corruption laws, regulations, and sanction programmes; legal claims against suppliers; litigation and legal proceedings against us; attracting, retaining and motivating employees; our relationship with TCCC and other franchisors; and differing views among our shareholders.

Due to these risks, CCEP's actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP's share price. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations.

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Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures
Adjusted financial information
Non-IFRS adjusted financial information for selected metrics has been provided in order to illustrate the effects of the acquisition of CCBPI on the results of operations of CCEP in 2024 and to allow for greater comparability of the results of the combined group between periods. The adjusted financial information has been prepared for illustrative purposes only, and because of its nature addresses a hypothetical situation. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. It is based on information and assumptions that CCEP believe are reasonable, including assumptions as at 1 January 2024 of the period presented relating to transaction accounting adjustments. No cost savings or synergies were contemplated in these adjustments.

The non-IFRS adjusted financial information has not been prepared in accordance with the requirements of Regulation S-X Article 11 of the US Securities Act of 1933 or any generally accepted accounting standards, may not necessarily be comparable to similarly titled measures employed by other companies and should be considered supplemental to, and not a substitute for, financial information prepared in accordance with generally accepted accounting standards.

The acquisition completed on 23 February 2024 and the non-IFRS adjusted financial information provided reflects the inclusion of CCBPI as if the acquisition had occurred at the beginning of the period presented. It has been prepared on a basis consistent with CCEP IFRS accounting policies and includes transaction accounting adjustments for the periods presented.

Alternative Performance Measures

We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures.

For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our unaudited consolidated financial statements.

“Adjusted” includes the results of CCEP as if the CCBPI acquisition had occurred at the beginning of 2024, including acquisition accounting adjustments, accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition.

"Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges. Comparable volume is also adjusted for selling days.

‘‘Adjusted comparable” is defined as adjusted results excluding items impacting comparability, as described above.

‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.

‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.

‘‘Comparable free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and net interest payments, adjusted for items that are not reasonably likely to recur within two years, nor have occurred within the prior two years. Comparable free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment, non-discretionary lease and net interest payments while excluding the effects of items that are unusual in nature to allow for better period over period comparability. Comparable free cash flow reflects an additional way of viewing our liquidity, which we believe is useful to our investors, and is not intended to represent residual cash flow available for discretionary expenditures.

‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.

Additionally, within this document, we provide certain forward-looking non-IFRS financial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-IFRS measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.

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Supplemental Financial Information - Revenue - Reported to Adjusted Comparable
Revenue

Adjusted Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Third-Quarter Ended			Nine Months Ended
	26 Sept 2025	27 Sept 2024	% Change	26 Sept 2025	27 Sept 2024	% Change
As reported and comparable	5,410	5,358	1.0%	15,684	15,186	3.3%
Add: Adjusted revenue impact [1]	—	—	n/a	—	268	n/a
Adjusted comparable	5,410	5,358	1.0%	15,684	15,454	1.5%
Adjust: Impact of fx changes	117	n/a	n/a	191	n/a	n/a
Adjusted Comparable and fx-neutral	5,527	5,358	3.2%	15,875	15,454	2.7%

Adjusted Revenue per unit case	5.46	5.32	2.7%	5.39	5.21	3.4%

Adjusted Revenue APS
As reported and comparable	1,216	1,318	(7.7)%	4,019	3,867	3.9%
Add: Adjusted revenue impact [1]	—	—	n/a	—	268	n/a
Adjusted comparable	1,216	1,318	(7.7)%	4,019	4,135	(2.8)%
Adjust: Impact of fx changes	100	n/a	n/a	201	n/a	n/a
Adjusted Comparable and fx-neutral	1,316	1,318	(0.2)%	4,220	4,135	2.1%

Adjusted Revenue per unit case	4.23	4.22	0.3%	4.23	4.14	2.3%
[1] The adjusted revenue impact reflects the inclusion of Philippines revenue as if the acquisition had occurred at the beginning of 2024 and prepared on a basis consistent with CCEP accounting policies.

Volume

Adjusted Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days.	Third-Quarter Ended			Nine Months Ended
	26 Sept 2025	27 Sept 2024	% Change	26 Sept 2025	27 Sept 2024	% Change
Volume	1,012	1,008	0.4%	2,944	2,864	2.8%
Impact of selling day shift	n/a	—	n/a	n/a	(25)	n/a
Comparable volume - Selling Day Shift adjusted	1,012	1,008	0.4%	2,944	2,839	3.7%
Add: Adjusted volume impact[1]	—	—	n/a	—	95	n/a
Adjusted comparable volume	1,012	1,008	0.4%	2,944	2,934	0.3%

Adjusted Comparable Volume - Selling Day Shift APS
Volume	311	313	(0.6)%	997	899	10.9%
Impact of selling day shift	n/a	—	n/a	n/a	(5)	n/a
Comparable volume - Selling Day Shift adjusted	311	313	(0.6)%	997	894	11.5%
Add: Adjusted volume impact[1]	—	—	n/a	—	95	n/a
Adjusted comparable volume	311	313	(0.6)%	997	989	0.8%
[1] The adjusted volume impact reflects the inclusion of Philippines volume as if the acquisition had occurred at the beginning of 2024. Adjusted volume impact for Philippines for the year ended 31 December 2024 is 101 million unit cases. Including the impact of the Q1 selling day shift (6 million unit cases), adjusted comparable Philippines volume is 95 million unit cases.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: November 5, 2025	By:	/s/ Ed Walker
	Name:	Ed Walker
	Title:	Chief Financial Officer